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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

                                CRESLIN LIMITED
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        (Last)                      (First)                        (Middle)

                            c/o Tricon Holdings, LLC
                              1020 N.W. 163rd Drive
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                                   (Street)

         Miami                         FL                            33169
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              11/30/00
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
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4.  Issuer Name and Ticker or Trading Symbol  PetMed Express, Inc. (PETS)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)           11/30/00
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    _X_ Form Filed by One Reporting Person
    ___ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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Common Stock,
par value $.001
per share             2,000,000             I                By Tricon
                                                               Holdings, LLC (1)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reported person, see Instruction
     5(b)(v).

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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Right to Purchase Common
  Stock, par value $.001
  per share*                   11/22/00    2/20/01     Common Stock     6,000,000     $.20 per share       I       By Tricon
                                                                                                                   Holdings, LLC (1)
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Warrant Exercisable for
  Common Stock, par value
  $.001 per share              11/22/00   11/22/05     Common Stock     2,400,000     $.33 per share       I       By Tricon
                                                                                                                   Holdings, LLC (1)
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

Explanation of Responses:

   (1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
       Section 16 or for any other purpose.

    * Pursuant to a Subscription Agreement, dated November 22, 2000, Tricon Holdings, LLC acquired 10,000,000 shares of common stock, par value $.001 per share, of PetMed Express, Inc., of which 2,500,000 shares were delivered at the closing and the remaining 7,500,000 shares have been placed in escrow pending the payment of a promissory note in three equal payments of principal and interest, the last of such payments becoming due and payable on February 20, 2001.

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


                              CRESLIN LIMITED

                              By: /s/ Robert Guest                12/04/00
                                 ----------------------------  -----------------
                                 Robert Guest, President
                               **Signature of Reporting Person        Date